SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

_______________________________________________

One eCommerce Corporation
(Name of Registrant as Specified in its Charter)

Nevada	001-34048	87-0531751
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Clyde Street Golf, Illinois, 60029-0083
(Address of principal executive office)

(312) 983-8980
(Registrant’s telephone number)

Darren L. Ofsink, Esq. 900 Third Avenue, 5th Floor New York, New York 10022 Tel. (212) 371-8008 Fax (212) 688-7273
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

One eCommerce Corporation

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14F-1

Notice of Proposed Change in the
Majority of the Board of Directors

September 22, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of One eCommerce Corporation, a Nevada corporation (“ONCE”, “we”, “our” or the “Company”) at the close of business on September 19, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of ONCE’s Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being mailed to the shareholders on or about September 20, 2011.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On September 15, 2011, Mr. John Welch (the “Seller”) and Islet Sciences, Inc., a Delaware corporation (the “Purchaser” or “ISI”) entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Seller will sell to the Purchaser, and the Purchaser will purchase from the Seller, (a) an aggregate of 9,902,180 shares of Common Stock (the “Shares”), which Shares represent approximately 54.06% of the issued and outstanding shares of Common Stock, and (b) certain convertible promissory notes in the aggregate principal amount of $514,458 previously issued by the Company (the “Notes”), for an aggregate purchase price of $250,000. The Notes are convertible into 30,573,664 shares of Common Stock.

Under the Purchase Agreement, the Seller agreed to indemnify and hold the Purchaser and the Company harmless from certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the Shares (the “Closing”).

The Closing shall occur on or before September 22, 2011. Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing officers of the Company will resign effective upon the Closing, (ii) the existing directors of the Company will resign effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about September 30, 2011, (iii) the existing directors will appoint Mr. John Steel to serve as the director of the Company, and (iv) the existing directors will appoint Mr. Steel to serve as the Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer of the Company.  As a result of these transactions, control of the Company will be passed to the Purchaser (the “Change of Control”).  Immediately after the Closing, the Shares together with the Note, acquired by the Purchaser will comprise 54.06% of the issued and outstanding Common Stock on a non-diluted basis and 82.8% on a fully-diluted basis.

Following the Closing, and pursuant to the Purchase Agreement, the Purchaser has agreed to cause the Company to enter into a share exchange agreement (“Exchange Agreement”) with the shareholders of the Purchaser pursuant to which the Company will acquire all of the outstanding equity interests of the Purchaser in exchange for the issuance of shares of the Company’s Common Stock to the shareholders of the Purchaser (“Reverse Merger Transaction”).  As part of the Reverse Merger Transaction, the Shares of Common Stock issued to the Purchaser pursuant to the Purchase Agreement will be cancelled. In addition, the Company expects to close a private placement after the Reverse Merger Transaction. As a result of the Reverse Merger Transaction, the Company will control the Purchaser. The Purchaser engages in the business of developing new treatments for diabetes.

As of September 19, 2011, the Company had 18,317,200 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.  Each share of Common Stock is entitled to one vote.  Shareholders of ONCE will have the opportunity to vote with respect to the election of directors at the next annual meeting of ONCE shareholders.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position	Term
John Welch	56	Chairman and Secretary	March 30, 1999 through present

Harry Nass	55	President and Director	May 7, 2007 through present

John Welch, age 56, is a graduate of Carthage College and completed advanced studies at The New York Institute of Finance. John has over 30 years of Wall Street experience and has developed a strong background in financial analysis. Mr. Welch has served on the boards of public companies and was a trustee of a public pension fund. Mr. Welch is not currently serving on any boards of public companies and has not served on any board in the prior 5 years.

Harry Nass, age 55, is President of Bridgehead Networks, Inc., is one of the two co-founders and has over thirty years experience developing and implementing communications, accounting, and business process systems. Mr. Nass has significant experience in both hardware and software design development, and has led start-ups in both manufacturing and service sectors, including telecommunications service companies. Mr. Nass was one of the early pioneers of providing competitive long distance services in the post-divestiture era. Mr. Nass has also led several other businesses in the development and deployment of leading edge technologies, usually participating as a principal and also serving as President, Chief Operations Officer and Chief Technical Officer.  Mr. Nass has experience in building and selling businesses to publicly traded entities.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officers of the Company will resign and the following persons will be appointed as the new officers and directors of the Company.  It is anticipated that resignations of current directors of the Company will become effective as of the Effective Date. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position

John F. Steel	48	Director, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

Based on information provided by the Purchaser, the following biographical information on the new directors and officers of the Company is presented below:

John F. Steel, age 48, has been serving as Chief Executive Officer and Chairman of Islet Sciences, Inc. since June 15, 2010. Prior to that, he was Chief Executive Officer of Micro Islet, Inc. from July 2002 through February 2007. Mr. Steel received his bachelor degree from Dartmouth College and his Master of Business Administration degree from University of Southern California. We believe that Mr. Steel is well suited to be our director based on his experience in the development of new treatments for diabetes and his business leadership experience provide a unique perspective for our board.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We currently do not have standing audit, nominating or compensation committees.  Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees.  We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board of directors is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors.   The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the co-extensive capacities served by Messrs. Welch and Nass.

Meetings of the Board of Directors

The Board transacted business by unanimous written consent of all of the directors during the year ended December 31, 2010. Such actions by the written consent of all directors are, according to Nevada corporate law and the Company’s by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held.

Legal Proceedings

To the Company’s knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed) of the Company during the past ten (10) years.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The Company currently has no formal compensation program for its executive officers, directors or employees.

John Welch has served as our chief executive officer and treasurer since September 23, 1999. Harry Nass served as our president and chief financial officer since May 7, 2007. Neither Mr. Welch nor Mr. Nass, nor any other person received any compensation from us during the fiscal years ended December 31, 2010 or 2009, which would be reportable pursuant to this item.

No written employment agreements or retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of the Company’s employees.  There are no stock options outstanding as of the date of this filing.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included herein, or otherwise.

Director Compensation

For the year ended December 31, 2010, none of the members of our Board of Directors received compensation for his service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of September 19, 2011 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group.  As of September 19, 2011, there were 18,317,200 shares of common stock issued and outstanding.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
John Welch(3)(4)	Director and CEO	40,475,844	82.8%

Harry Nass(3)	Director and CFO	0	0

All officers and directors as a group (2 persons named above)		40,475,844	82.8%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(2)	Based on 18,317,200 shares of the Company’s common stock outstanding immediately before the Closing and prior to giving effect to the Reverse Merger Transaction.
(3)	The address for each officer and director is One Clyde Street, Golf, Illinois 60029-0083.
(4)	Includes 30,573,664 shares of Common Stock issuable upon conversion of the convertible promissory notes.

Immediately following the Closing and as of the Effective Date, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group.   The beneficial ownership information set forth below has been provided by the Purchaser.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Officers and Directors

John Steel(3)	Director, CEO and CFO	0	0

All officers and directors as a group (1 person named above)		0	0

5% Securities Holders

Islet Sciences, Inc.(4) 8110 Playa Del Oro La Jolla, California 92037		40,475,844	82.8%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(2)	Based on 18,317,200 shares of the Company’s common stock outstanding immediately after the Closing.
(3)	The address for each officer and director is c/o Islet Sciences, Inc., 8110 Playa Del Oro, La Jolla, California 92037.
(4)	Includes 30,573,664 shares of Common Stock issuable upon conversion of the convertible promissory notes.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Below is the information with respect to failures of directors, officers and/or beneficial owners of more than ten percent of any class of equity securities of the Company to timely file reports under Section 16(a):

Name	Date of Reporting Event	Required Filing Date	Date of Filing
John Welch	7/08/2008(1)	7/18/2008	Not filed

Harry Nass	7/08/2008(1)	7/18/2008	Not filed

(1)	Effective date of registration of shares of the Company’s Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is currently indebted to John Welch, Chairman of the Board of Directors of the Company per the schedule of notes below:

Issue Date	Interest Rate	Maturity Date	Conversion Rate		Amount
December 31, 1999	10%	December 31, 2000		$0.1000	$190,010
December 31, 1999	10%	December 31, 2000		$0.1000	72,580
April 27, 2000	10%	July 27, 2000		$0.0054	98,168
May 16, 2000	10%	July 27, 2000		$0.1000	75,000
July 19, 2000	10%	September 19, 2000		$0.0054	33,700
September 28, 2000	10%	December 28, 2000		$0.0054	15,000
October 2, 2009	10%	October 2, 2011	$	N/A	10,000
August 9, 2010	10%	May 18, 2011	$	N/A	20,000

In the event Mr. Welch elects to exercise his conversion rights under the various notes, the potential additional shares to be issued would be dilutive to the existing shares outstanding by an additional 30,573,664 shares.  The notes are all unsecured demand notes with maturity dates in 2000 and all of them are in a state of default.  As of December 31, 2010, and through the date of this Information Statement, Mr. Welch has not demanded to accelerate immediate payment of these notes. Interest has accrued since the issuance of these notes and at December 31, 2010 and 2009, an aggregate accrued interest amount of $523,664 and $475,220, respectively, was due and payable.   While the notes carry the same conversion option for the accrued interest as for the principal amount of each note, Mr. Welch has agreed to waive the conversion option for the accrued interest.

On October 2, 2009, the Company issued a related party note payable to Mr. Welch and received $10,000 of proceeds.  The related party note payable carries an interest rate of 10% and is due on October 2, 2011. The note is not convertible to equity and was renewed on October 1, 2010.  In August 2010, the Company issued a related party note payable to Mr. Welch and received $20,000 of proceeds.  The related party note payable carries an interest rate of 10% and is due on May 18, 2011.  The note is not convertible to equity.  Accrued interest for all related party notes was $524,664 and $475,220 at December 31, 2010 and 2009, respectively.

Pursuant to the Purchase Agreement, Mr. Welch agreed to transfer to ISI all of the above described promissory notes held by him. Following the Closing, and pursuant to the Purchase Agreement, the Purchaser has agreed to cause the Company consummate the Reverse Merger Transaction, in which the Company is to issue shares of Common Stock to the stockholders of the Purchaser.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

One eCommerce Corporation

Dated: September 22, 2011	By:	/s/ John Welch
Name: John Welch
Title: Chief Executive Officer